

Mail Stop 3720

November14, 2007

Via U.S. Mail and Fax (703) 547-5227

Mr. Gokul Hemmady
Chief Financial Officer
NII Holdings, Inc.
10700 Parkridge Blvd., Suite 600
Reston, VA 20191

> **RE:** **NII Holdings, Inc.**
> **Form 10-K for the Year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 000-32421**

Dear Mr. Hemmady:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director